Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
AutoNation, Inc.:
We consent to the use of our reports dated March 2, 2006, except as to Note 1, which is as of August 28, 2006, with respect to the consolidated balance sheets of AutoNation, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement.
/s/ KPMG LLP
August 28, 2006
Fort Lauderdale, Florida
Certified Public Accountants